

January 26, 2023

Cindy Xiaofan Wang
Chief Financial Officer
Trip.com Group Limited
968 Jin Zhong Road
Shanghai 200335
People's Republic of China

> **Re: Trip.com Group Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Response dated December 1, 2022**
> **File No. 001-33853**

Dear Cindy Xiaofan Wang:

We have reviewed your December 1, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2022 letter.

Response dated December 1, 2022

General

1. We note your proposed amended disclosure in response to comment 1. With respect to your definition of "VIEs," please refrain from stating that you conduct operations through the VIEs and revise to clearly state that you are the primary beneficiary of the VIEs for accounting purposes only.

2. We note your proposed amended disclosure in response to comment 2; please elaborate on the relevant laws and regulations in Hong Kong and Macau, including a description on how they impact your business. At the beginning of Item 3, also disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong/Macau have or

may impact the company's ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange.

3.   We note your proposed amended disclosure in response to comment 3 and we reissue it. Please revise your Organizational Structure chart to disclose the 57% owners of Qunar Cayman Islands Limited.

4.   We note your proposed amended disclosure in response to comment 4, including your statement that "[a]s a result of the contractual arrangements, we have effective control over and are (i) have the power to direct activities of the VIEs that most significantly affect their economic performance, and (ii) receive the economic benefits from the VIEs that could be significant to them." Please revise this sentence to reflect the conditions you have satisfied for consolidation of the VIE under U.S. GAAP and the fact that you are the primary beneficiary of the VIE for accounting purposes.

5.   We note your proposed amended disclosure in response to comment 6, including your disclosure that all of your officers and directors live outside of the United States. Please revise to <u>name</u> the directors, officers, and senior management and whether each resides in the PRC, Hong Kong, or Macau. In the Enforceability of Civil Liabilities section and related risk factor, please also include a discussion of enforceability issues relating to interests/persons in Hong Kong.

6.   We note your response to comment 5. It appears that you no longer state that you have not been denied any permissions or approvals to conduct your business (other than for your accommodation reservation, transportation ticketing, packaged-tour, and corporate travel businesses); please revise. In addition, it appears that you no longer state that you have obtained all of the requisite permissions and approvals from the PRC authorities to operate your business; please revise.

Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services